NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.gold.ca MCK:CDNX

FILE No.
82-3874

02034994

RECEIVED JUN 0 3 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 164

PROCESSED
JUN 2 6 2002
THOMSON FINANCIAL P

SUPPL

May 21, 2002

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated May 21, 2002

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

B. O'Neill

BARBARA O'NEILL

dlw 6/19

FILE No. 82-3874

MANSON CREEK RESOURCES LTD.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 233-0464, Fax: (403) 266-2606

CDNX SYMBOL: MCK
NEWS RELEASE: 02-02

NEWS FOR RELEASE: May 21, 2002

For Further Information Contact: **Jean Pierre Jutras or James Devonshire**

2002 Drilling Program Approved

Manson Creek Resources Ltd. is pleased to announce that a 900 meter drill program has been approved which will consist of 300 meters of drilling per previously identified target on the Tanner, JRS and Rusty properties (ref: NR dated Oct 19, 2001). Ground geophysics will be performed on both the Tanner and Rusty anomalies prior to drilling in order to further delineate significant airborne geophysical conductors identified in 2001. The program is expected to begin in mid-June and last approximately 4 weeks.

Further ground work consisting of prospecting, sampling and mapping will also be conducted on previously identified gold and nickel occurrences located on the JRS and NAD properties. Drilling of the nickel and gold occurrences will depend on field results as the program progresses.

This program will benefit from Yukon Mining Incentives Program target definition grant monies awarded by the Yukon Government as part of its continued support to the exploration and mining industry. Program expenditures will also qualify for a 25% reimbursable tax credit input under the YMETC or Yukon Mineral Exploration Tax Credit program.

Manson Creek's exploration focus is based on evidence suggesting potential occurrences of stratiform or stratabound polymetallic massive sulphide deposits such as the Marg VMS (volcanogenic massive sulphide) deposit located some 25 kilometers to the south west of the JRS claim block. The Marg deposit reportedly contains a geological resource of 6.092 million tones grading 1.76% copper, 2.46% lead, 4.6% zinc, 62.7 g/t silver and 1.0 g/t gold (ref: Yukon mineral property update, Mineral Resources Branch, Department of Economic Development, Government of the Yukon, January 2000).

Jean Pierre Jutras, P.Geol.
Vice-President/Director

FILE No. 82-3874

MANSON CREEK RESOURCES LTD.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 233-0464, Fax: (403) 266-2606

CDNX SYMBOL: MCK
NEWS RELEASE: 02-02

NEWS FOR RELEASE: May 21, 2002

For Further Information Contact: **Jean Pierre Jutras or James Devonshire**

2002 Drilling Program Approved

Manson Creek Resources Ltd. is pleased to announce that a 900 meter drill program has been approved which will consist of 300 meters of drilling per previously identified target on the Tanner, JRS and Rusty properties (ref: NR dated Oct 19, 2001). Ground geophysics will be performed on both the Tanner and Rusty anomalies prior to drilling in order to further delineate significant airborne geophysical conductors identified in 2001. The program is expected to begin in mid-June and last approximately 4 weeks.

Further ground work consisting of prospecting, sampling and mapping will also be conducted on previously identified gold and nickel occurrences located on the JRS and NAD properties. Drilling of the nickel and gold occurrences will depend on field results as the program progresses.

This program will benefit from Yukon Mining Incentives Program target definition grant monies awarded by the Yukon Government as part of its continued support to the exploration and mining industry. Program expenditures will also qualify for a 25% reimbursable tax credit input under the YMETC or Yukon Mineral Exploration Tax Credit program.

Manson Creek's exploration focus is based on evidence suggesting potential occurrences of stratiform or stratabound polymetallic massive sulphide deposits such as the Marg VMS (volcanogenic massive sulphide) deposit located some 25 kilometers to the south west of the JRS claim block. The Marg deposit reportedly contains a geological resource of 6.092 million tones grading 1.76% copper, 2.46% lead, 4.6% zinc, 62.7 g/t silver and 1.0 g/t gold (ref: Yukon mineral property update, Mineral Resources Branch, Department of Economic Development, Government of the Yukon, January 2000).

Jean Pierre Jutras, P.Geol.
Vice-President/Director

FILE No. 82-3874

MANSON CREEK RESOURCES LTD.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 233-0464, Fax: (403) 266-2606

CDNX SYMBOL: MCK
NEWS RELEASE: 02-02

NEWS FOR RELEASE: May 21, 2002

For Further Information Contact: **Jean Pierre Jutras or James Devonshire**

2002 Drilling Program Approved

Manson Creek Resources Ltd. is pleased to announce that a 900 meter drill program has been approved which will consist of 300 meters of drilling per previously identified target on the Tanner, JRS and Rusty properties (ref: NR dated Oct 19, 2001). Ground geophysics will be performed on both the Tanner and Rusty anomalies prior to drilling in order to further delineate significant airborne geophysical conductors identified in 2001. The program is expected to begin in mid-June and last approximately 4 weeks.

Further ground work consisting of prospecting, sampling and mapping will also be conducted on previously identified gold and nickel occurrences located on the JRS and NAD properties. Drilling of the nickel and gold occurrences will depend on field results as the program progresses.

This program will benefit from Yukon Mining Incentives Program target definition grant monies awarded by the Yukon Government as part of its continued support to the exploration and mining industry. Program expenditures will also qualify for a 25% reimbursable tax credit input under the YMETC or Yukon Mineral Exploration Tax Credit program.

Manson Creek's exploration focus is based on evidence suggesting potential occurrences of stratiform or stratabound polymetallic massive sulphide deposits such as the Marg VMS (volcanogenic massive sulphide) deposit located some 25 kilometers to the south west of the JRS claim block. The Marg deposit reportedly contains a geological resource of 6.092 million tones grading 1.76% copper, 2.46% lead, 4.6% zinc, 62.7 g/t silver and 1.0 g/t gold (ref: Yukon mineral property update, Mineral Resources Branch, Department of Economic Development, Government of the Yukon, January 2000).

Jean Pierre Jutras, P.Geol.
Vice-President/Director